UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ John Bi
Name:	John Bi
Title:	Chief Financial Officer

Date: March 17, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

Sky-mobi Announces Strategic Partnership with China Unicom

HANGZHOU, China, March 17, 2014- Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application store in China, today announced that the Company, through its controlling subsidiary Mopin Technology Co., Ltd., has recently entered into a strategic partnership with the Wo Store of China Unicom, the official application store of China’s second largest mobile operator. Under the terms of the agreement, Sky-mobi was designated as an official business partner of China Unicom to provide customized and tailor-made software services at China Unicom’s network of physical stores nation-wide.

This strategic partnership enables China Unicom to significantly improve the customer experience of purchasing a smartphone over the counter through offering quality customized software service from sales staff coached by Sky-mobi, marking another significant step in Sky-mobi’s overall cooperation with major telecom operators in China. Sky-mobi’s partnership with China Unicom initially covers its physical stores in the lucrative smartphone markets of Zhejiang, Guangxi and Shandong provinces, and will be expanded to cover Hubei, Heilongjiang, Hunan, Shanghai and Guangdong throughout 2014.

Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi stated, “We have been arduously working on this project since 2010 when we found through customer feedback that customers visiting the operator’s physical stores expected more than just assistance with choosing and purchasing a new phone. Rather our insights suggested they expect much more on the in-store service front, such as receiving advice on how to use smartphone applications effectively and smartly. Recognizing this consumer characteristic, we view our partnership with China Unicom as a great opportunity to better serve customers and assist telecom operators in promoting their monthly data-packages. The momentum of this strategy was evident last September, when we successfully deployed our customized and tailor-made software services solution for Zhejiang Mobile throughout most of their physical stores in Zhejiang province, allowing the carrier to benefit both from improved customer satisfaction and significantly-increased monthly data traffic consumption.

“Building on this previous experience, our partnership with China Unicom will also improve attraction and servicing of smartphone users, through providing advice and assistance with smartphone apps and services at China Unicom’s physical stores. Sky-mobi will benefit through leveraging, at no additional cost, China Unicom’s extensive physical store network, which has become an increasingly critical offline channel to immediately access new smartphone users. With this enhanced cooperation with telecom operators as well as our on-going smartphone initiatives, we’re very confident in our overall capabilities of expanding our user base and monetization opportunities over the long run.”

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s revenue projections for future periods; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 28, 2013. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application store in China. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games, as well as applications and content with social network functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Investor Relations Contact:

Sky-mobi Limited

Mr. John Bi, Chief Financial Officer

Phone: + (86) 571-8777 0978 (Hangzhou, China)

Email: investor.relations@sky-mobi.com

ICR, Inc.

Mr. Jeremy Peruski

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi

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